SEC 1746
(11-02)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
____________________

FCCC, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

30246C104
(CUSIP Number)
Stephen J. Nelson, Esq.
The Nelson Law Firm, LLC
75 South Broadway, 4th Floor
White Plains, NY 10601
(914) 304-4066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104
1.
Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).

Walter P. Carucci
Carucci Family Partners - IRS # 11-3146675
Carr Securities Corp. - IRS #11-2003950
2.
Check the Appropriate Box if a Member of a Group (See
Instructions)

(a) [  ]

(b) [  ]

3.
SEC Use Only
...................................................................
...................................................................
......

4.
Source of Funds (See Instructions)      N/A

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) ..................................

6.
Citizenship or Place of Organization
Walter P. Carucci - US Citizen; Carucci Family Partners - State of New York; Carr Securities Corp. - State of New York

Number of Shares Beneficially Owned by Each Reporting Person With
Sole Voting Power

7.
___________Walter P. Carucci - 5,000
___________Carucci Family Partners - 62,800
___________Carr Securities Corp. - 500
_____________________________________________________________

8.
Shared Voting Power     -0-
__________________________________________________________________

9.
Sole Dispositive Power

__________Walter P. Carucci - 5,000
__________Carucci Family Partners - 62,800
__________Carr Securities Corp. -500
_____________________________________________________________

10.
Shared Dispositive Power     -0-

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
Walter P. Carucci - 68,300
Carucci Family Partners - 62,800
Carr Securities Corp. - 500

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ..........

13.
Percent of Class Represented by Amount in Row (11)
Walter P. Carucci - 4.80%
Carucci Family Partners - 4.41%
Carr Securities Corp. - 0.04%

14.
Type of Reporting Person (See Instructions)
Walter P. Carucci - IN
Carucci Family Partners - PN
Carr Securities Corp. - C

Amendment No. 3 to Schedule 13D
Reference is hereby made to the statement of Schedule 13D originally filed with the Securities and Exchange Commission on April 18, 2001, and amended on September 9, 2002 and July 15, 2003.
Terms defined in the Schedule 13D, as previously amended, are used herein as so defined.

The Schedule 13D is hereby amended to change the person authorized to receive notices and communications, as disclosed on the cover page.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Walter P. Carucci
Name: Walter P. Carucci

CARUCCI FAMILY PARTNERS
By: /s/  Walter P. Carucci
Name: Walter P. Carucci
Title:  General Partner

CARR SECURITIES CORP.
By: /s/  Walter P. Carucci
Name: Walter P. Carucci
Title:  President

Dated: July 15, 2003